FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 3, 2006
2.	Press release dated April 4, 2006
3.	Press release dated April 19, 2006
4.	Press release dated April 19, 2006
5.	Press release dated April 24, 2006
6.	Press release dated April 25, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 28, 2006
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

03 April 2006

ARM Launches RealView Development Suite 3.0 for End-to-End Pre-Silicon Development

Integrated tools enable true hardware/software co-development for SoC designers and embedded system architects

CAMBRIDGE, UK – April 3, 2006 - ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced the release of its RealView® Development Suite version 3.0 , at the Embedded Systems Conference Silicon Valley in San Jose, Calif. With this release, ARM has created an integrated, end-to-end toolchain for true hardware/software co-development, optimized for the SoC features most requested by embedded systems developers. These features include an enhanced compiler optimization engine that results in more than 10 percent improvement on the EEMBC score, a powerful debug engine with multicore DSP awareness, high-performance compilation of Linux, and GNU tools interoperability.

“For the RealView Development Suite 3.0, we focused on three key benefits for system developers: providing an end-to-end tool flow; enabling integration with key ARM® technologies as well as Eclipse and Linux; and optimizing system performance and compilation of Linux applications,” said David Rusling, ARM Fellow and director of technology, Development Systems, ARM. “These three benefits greatly accelerate right-first-time development by enabling collaboration between hardware architects and software designers.”

“With the RealView Development Suite 3.0, our customers can achieve significant code size reduction for Linux applications,” said Jim Ready, CEO, MontaVista Software, Inc. “For the OEM, this saves money by allowing a smaller memory footprint, which reduces build cost. For the consumer, this offers longer battery life for mobile products.”

“Nokia is pleased to offer Symbian OS OEM developers beneficial integration with RealView Development Suite 3.0 compilation tools in the Nokia Carbide.c++ Developer, Professional and OEM Edition tools,” said D’Arcy Salzmann, head of Product Management, Developer Tools, Nokia. “OEMs creating new Symbian OS mobile phones will be able to improve system performance and decrease the size of their ROM budgets with the higher-performance code produced by the latest compilation tools.”

New End-to-End Features
A primary goal of the RealView Development Suite 3.0 is to speed time-to-market for embedded systems developers as well as hardware developers, through hardware/software co-development. For this reason, the new tool is fully interoperable with the electronic system level (ESL) simulation models generated by the RealView CREATE family of ESL tools.

“Taking advantage of ESL tools for architectural exploration and system simulation is one of the highest-value activities that systems designers can undertake,” said Daya Nadamuni, vice president, Gartner Dataquest. “It facilitates an optimized design, with functions appropriately apportioned between hardware and software, and allows true pre-silicon software development.”

New Integration Features
ARM has integrated support for a number of ARM and third-party technologies into the new version of the RealView Development Suite. In addition to supporting all ARM processors including the ARM11™ MPCore™ multiprocessor, the RealView Development Suite is now the first development toolchain to provide support for the ARM Cortex™-M3 and Cortex-A8 processors, as well as for future Cortex family processors.

ARM has also integrated an intrinsics compiler for its NEON™ 64/128-bit hybrid SIMD technology developed by ARM to accelerate the performance of multimedia and signal processing applications; support for its advanced CoreSight™ debug and trace technology which provides software developers with much more visibility to debug complex, multi-core devices while saving pins and silicon area; and support for its TrustZone® hardware-based security technology. The RealView Development Suite also enables optional integration with Eclipse.

Availability
The ARM RealView Development Suite 3.0 is available now. ARM Partners upgrading from RVDS 2.2 with valid support and maintenance contracts are entitled to a 30% discount. Further information on upgrades and pricing information is available from ARM and its distributors.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

ENDS

ARM, RealView, and TrustZone are registered trademarks of ARM Limited. Cortex, NEON, CoreSight, ARM11 and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Jill Warner
Text 100
+1 415 593 8414
naarm@text100.com

Lauren Sarno
ARM
+1 (650) 208-0403
lauren.sarno@arm.com

Item 2

04 April 2006

Texas Instruments and ARM Accelerate Deployment of Secure Applications on Mobile Devices

Market leaders deliver a common security framework to the mobile phone industry

DALLAS, TEXAS AND CAMBRIDGE, UK – April 4, 2006 – Texas Instruments Incorporated (TI) and ARM [(LSE: ARM) (Nasdaq: ARMHY)] today announced a collaboration to provide a unified mobile security technology to the industry, enabling mobile security market applications and services with a standard-based, interoperable, extensible framework. As part of this effort, TI is integrating ARM® TrustZone® software and application programming interfaces (APIs) into its market-proven M-Shield™ mobile security technology framework.

Through a common adoption of the TrustZone software, handset manufacturers and developers of secure applications instantly have a standard-based programming interface to address the mobile device market. Through this collaboration, TI and ARM will enable a new level of end-user applications for mobile devices, which require robust security for mainstream acceptance. These applications include rich multimedia content like music, video, TV, eCommerce, and location-based and work-anywhere services.

Current security applications are highly-customized solutions, and each integration task on a handset requires resource-intensive development, testing, integration and deployment time. TI’s M-Shield mobile security technology is a system-level solution, which is specifically tailored to the mobile device market and optimizes a combination of hardware and software security technologies to secure mobile handsets, providing the required level of protection demanded by service providers and consumers. M-Shield mobile security technology is the key security element of the widely-adopted OMAP™ and OMAP-Vox™ processors, which are shipping today.

“With operators and OEMs requiring stronger, standard mobile security solutions through various initiatives, the wireless handset market is ready for ARM TrustZone technology, which provides an open, platform independent and flexible security framework,” said Lance Howarth, general manager of ARM’s Embedded Software Business. “Through our partnership with TI, our TrustZone software has served as a foundation to build a truly effective security solution aligned with industry needs. With these kind of alignments, the wireless ecosystem benefits from a common foundation for interoperable security adopted across the industry.”

“Lack of standardization in security offerings necessitates that protection mechanisms be tailored for individual networks and even specific handsets – an often lengthy and expensive process,” said Avner Goren, marketing director of TI’s Cellular Systems Solutions. “TI’s system-level M-Shield mobile security technology, with TrustZone software and APIs, provides an open framework for mobile security that delivers a robust and flexible application environment for handsets designed with our OMAP and OMAP-Vox processors.”

The wireless industry needs a security environment that delivers interoperability, portability and greater development speed while significantly lowering costs for advanced security applications. Trusted Logic, the industry leader in trusted software execution environments, was a key partner in developing the technology used within the TrustZone software. Implementing TrustZone software in M-Shield mobile security technology provides an architecture to facilitate security compliance and certification across a broad portfolio of products for requirements such as those from Open Mobile Terminal Platform, Content Management License Administrator and Federal Information Processing Standard (FIPS).

“As mobile content becomes more complex and costly to produce, revenue loss due to lack of security is a principal concern for content producers,” said Dominique Bolignano, CEO, Trusted Logic. “The adoption of TrustZone software and APIs into TI’s already successful M-Shield mobile security technology results in an open and interoperable mobile security system.”

About Texas Instruments
Texas Instruments Incorporated provides innovative DSP and analog technologies to meet our customers’ real world signal processing requirements. In addition to Semiconductor, the company’s businesses include Sensors & Controls, and Educational & Productivity Solutions. TI is headquartered in Dallas, Texas, and has manufacturing, design or sales operations in more than 25 countries. Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at http://www.ti.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and TrustZone are registered trademarks of ARM Limited. OMAP, OMAP-Vox and M-Shield are trademarks of Texas Instruments. All other brands or product names are the property of their respective holders. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797
Niall O’Malley
Text 100
+ 44 208 846 0740
londonarm@text100.co.uk

Lena Hislop
ARM
+ 44 1223 400835
lena.hislop@arm.com

Jennifer Anderson	Michelle Rudolph
Texas Instruments	GolinHarris
+1 214-567-7406	+1 972-341-2543
janderson@ti.com	mrudolph@golinharris.com

Item 3

19 April 2006

ARM and TSMC Sign Long-Term Physical IP Agreement For 65- and 45-Nanometer Technologies

Agreement extends access to advanced physical IP on TSMC processes, via ARM website

CAMBRIDGE, UK AND HSINCHU, TAIWAN, R.O.C. — April 19, 2006 - ARM [(LSE:ARM); Nasdaq:ARMHY)] and Taiwan Semiconductor Manufacturing Company (NYSE: TSM), have agreed to extend the companies’ long-term relationship to development of a new suite of ARM® Advantage™ products, part of its family of Artisan® physical IP, in support of TSMC’s 65- and 45-nanometer (nm) G processes. The agreement provides customer access to these ARM Advantage products on TSMC’s leading-edge technology through the ARM Access Library Program.

“With this agreement, ARM and TSMC have laid the foundation for the future of highly-advanced technology access to the global design community; together, we are committed to providing a seamless design-to-silicon path for customers,” said Neal Carney, vice president of Marketing, Physical IP, ARM. “The combination of the comprehensive suite of ARM Advantage IP and TSMC’s most advanced manufacturing technologies offers leading-edge solutions that address SoC designers’ performance and power management requirements.”

“TSMC customers are already enjoying the benefits of TSMC’s advanced 65nm technologies. As more designers migrate to this technology, the requirement for highly integrated but easy-to-use IP becomes increasingly important,” said Ed Wan, senior director of design service marketing for TSMC. “With the ARM Access Library Program, designers can realize high value, low risk and a much easier adoption path.”

ARM Advantage IP provides high-speed, low-power performance to meet a wide range of applications in consumer, communications and networking markets. The Advantage standard cells include power management kits that enable dynamic and leakage power saving techniques such as clock gating, multi-voltage islands and power gating. Five Advantage memory compilers are offered with similar advanced power saving features. The suite of products is characterized for timing and power over an extended range of voltages, enabling designers to perform accurate simulation of multi-voltage designs. Additionally, ARM will distribute TSMC Nexsys I/O products for a complete offering of physical IP.

The Advantage IP includes ARM’s extensive set of views and models providing integration with many of the industry’s leading electronic design automation (EDA) tools. These views provide functional, timing and power information for the Advantage products over a wide range of operating conditions, allowing designers to implement complex power management systems that actively control dynamic and leakage power within their SoC.

TSMC’s 65nm success builds on the company’s industry leading 0.13 -micron and 90nm track records. TSMC estimates that the 65nm production will ramp in 2006. The company will also launch 65nm prototyping shuttles every other month, enabling customers and EDA, IP and library suppliers to prototype and qualify their leading-edge designs.

TSMC’s 65nm NexsysSM technology is the company’s third-generation semiconductor process employing both copper interconnects and low-k dielectrics. It is a 9-layer metal process with core voltages of 1.0 or 1.2 volts, and I/O voltages of 1.8, 2.5 or 3.3 volts. The new process technology offering supports a standard cell gate density twice that of TSMC’s Nexsys 90nm NexsysSM process. It also features with very competitive 6T SRAM and 1T embedded DRAM memory cell sizes. In addition, this technology offering also includes mixed signal and radio frequency functionality to support analog and wireless design, embedded high density memory to support integration of logic and memory, and an electrical fuse option to support customer encryption needs.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About TSMC
TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company operates two advanced twelve-inch wafer fabs, five eight-inch fabs and one six-inch wafer fab. TSMC also has substantial capacity commitments at its wholly-owned subsidiary, WaferTech and TSMC (Shanghai), and its joint venture fab, SSMC. In early 2001, TSMC became the first IC manufacturer to announce a 90-nm technology alignment program with its customers. TSMC's corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please see http://www.tsmc.com.

ENDS

ARM is a registered trademark of ARM Limited. Advantage is a trademark of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Jill Warner	Michelle Spencer
Text 100	ARM
+ 1 415 593 8454	+ 44 1628 427780
naarm@text100.com	michelle.spencer@arm.com

TSMC PRESS OFFICE:

Dan Holden	Claudia Natalia
TSMC	ARM
(408) 264-2192	(408) 548-3172
dholden@tsmc.com	claudia.natalia@arm.com

Item 4

19 April 2006

ARM Holdings plc - Results For The Quarter Ended 31 March 2006

CAMBRIDGE, UK, 19 April 2006—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the first quarter ended 31 March 2006 with total sterling revenues up 17% and normalised EPS up 34% compared to Q1 2005.

Financial Highlights – Q1 2006

Total revenues £64.6m (Q1 2005: £55.0m) up 17%

Record normalised operating margin 35.6% (Q1 2005: 32.4%)

Normalised income before tax £24.7m (Q1 2005: £18.9m) up 31%

Normalised EPS 1.27p (Q1 2005: 0.95p) up 34%

£7m returned to shareholders via rolling share buyback program

Operating Highlights – Q1 2006

Long-term technology agreement signed with TSMC for physical IP at leading-edge process nodes

Record 572 million ARM Powered® products shipped, up 47% on comparable period last year

Unit growth in non-mobile segments at 68% continues to outpace growth in mobile at 37%

Record underlying PIPD royalties of £4.5 million

15 processor and 9 physical IP licenses signed in the quarter

Order backlog flat sequentially at quarter end

Order backlog today higher than at start of year following early Q2 licensing activity

Development Systems revenues up 38%

Commenting on the first quarter, Warren East, Chief Executive Officer, said:

“We have seen encouraging activity in both licensing and royalties this quarter. Interest in our new Cortex family of processors continues to grow with a further license signed in Q1 and a number of licensing discussions in progress. Our first license agreement for the most advanced (45nm) process technology has further strengthened our position as a leading provider of physical IP. We continued to extend our market penetration across the span of digital products with royalty units increasing 47% compared to the same period last year. Q1’s result further underpins our confidence that ARM will achieve another strong performance in 2006 in line with current market expectations.”

Tim Score, Chief Financial Officer, added:

“Year-on-year growth in revenue and earnings per share of 17% and 34% respectively has again yielded strong cash generation in the quarter. With royalty revenues continuing to grow as a proportion of total revenues, operating margin and cash flow are expected to increase, leaving us well-placed both to invest in the innovative technology that drives future growth in licensing revenue and to continue the return of cash to shareholders through share buybacks and dividends.”

Q1 2006 - Finanical Summary and Revenue Summary Tables (14Kb )

Current trading and prospects
During Q1, we have continued to see strong interest across the range of products in our technology portfolio, including the new processor and physical IP technology that ARM is bringing to market. As well as signing a strategically important long-term technology license for 65nm and 45nm processes with TSMC, we also signed a significant number of license agreements for a wide range of processor cores. With a healthy sales pipeline for licensing across the business, ongoing momentum in royalties and continued growth in development systems sales, we remain confident in achieving another strong performance in 2006 in line with current market expectations.

CONTACTS:

Tom Buchanan/Fiona Laffan	Tim Score/Bruce Beckloff
Brunswick	ARM Holdings plc
+ 44 (0) 207 404 5959	+ 44 (0)1628 427800

* Normalised figures are before acquisition-related charges and other share-based remuneration charges. For reconciliation of GAAP measures to normalised non-GAAP measures detailed in this document, see notes 5.1 to 5.18.
** Before dividends, net cash inflow from share option exercises and share buybacks and acquisition consideration - see notes 5.11 to 5.14.
*** Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 95% of invoicing is in dollars.
**** Each American Depositary Share (ADS) represents three shares.

Financial review
(US GAAP unless otherwise stated)

First quarter ended 31 March 2006

Total revenues
Total revenues for the first quarter of 2006 amounted to £64.6 million, up 17% versus the same period in 2005. In US dollar terms***, first quarter revenues were $112.9 million with an effective US dollar to sterling exchange rate in Q1 2006 of $1.75 compared to $1.88 in Q1 2005.

License revenues
Total license revenues in the first quarter were £25.2 million, representing 39% of group revenues, compared to £24.7 million in Q1 2005. License revenues comprised £17.3 million from the Processor Division (“PD”) and £7.9 million from the Physical IP Division (“PIPD”).

Royalty revenues
Total royalty revenues in Q1 2006 were £28.1 million, representing 44% of total group revenues, compared to £20.9 million in Q1 2005, an increase of 35%. Royalty revenues comprised £23.2 million from PD and £4.9 million from PIPD. Within the total of £23.2 million for PD royalties, there was approximately £1.1 million of catch-up royalties, giving underlying royalties of £22.1 million (approximately $39 million). Total PIPD royalties of £4.9 million included £0.4 million of catch-up royalties.

Development Systems and Service revenues
Sales of development systems in Q1 2006 were £7.9 million, representing 12% of total group revenue, compared to £5.8 million in Q1 2005, an uplift of 38%. Service revenues in Q1 2006 were £3.4 million, representing 5% of total group revenues, compared to £3.6 million in Q1 2005.

Gross margins
Gross margins for the first quarter, excluding the FAS123(R) charge of £0.2 million (see below), were 89.0% compared to 88.5% in Q1 2005. The positive impact on gross margin arising from the higher proportion of total revenues made up by royalties (44% in Q1 2006 compared to 38% in Q1 2005) is partially offset by the higher proportion of revenues represented by development systems and by the higher proportion of total PIPD costs charged to cost of revenues in Q1 2006.

Operating expenses and operating margin
Total operating expenses in Q1 2006 are £42.8 million compared to £37.2 million in Q1 2005. Total operating expenses of £42.8 million in Q1 2006 include amortisation of intangible assets of £4.6 million (Q1 2005: £4.0 million) and £3.8 million in relation to the fair value of share-based remuneration in accordance with FAS123(R) – “Share-Based Payment”. As FAS123(R) is effective for the first time in Q1 2006 and as ARM is applying the standard on the “modified prospective” basis, there is no directly equivalent charge in Q1 2005. Total operating expenses of £37.2 million in Q1 2005 did, however, include a deferred stock-based compensation charge of £2.4 million.

The total FAS123(R) charge of £4.0 million in Q1 2006 is included within cost of revenues (£0.2 million), research and development (£2.3 million), sales and marketing (£0.8 million) and general and administrative (£0.7 million). The commentary on operating expenses below excludes amortisation and share-based remuneration charges.

Operating expenses in Q1 2006 were £34.5 million compared to £35.0 million in Q4 2005 and £30.8 million in Q1 2005. The sequential reduction is partly due to a net gain arising from foreign exchange impacts in Q1 2006 compared to a net loss in Q4 2005.

Research and development expenses were £15.1 million in Q1 2006, representing 23% of revenues, compared to £14.7 million or 27% of revenues in Q1 2005. Sales and marketing costs in Q1 2006 were £9.4 million, being 15% of revenues, compared to £8.3 million or 15% of revenues in Q1 2005. General and administrative expenses in Q1 2006 were £10.0 million, representing 15% of revenues, compared to £7.8 million or 14% of revenues in Q1 2005.

Record normalised operating margin was achieved in Q1 2006 at 35.6%(5.1) compared to 32.4%(5.3) in Q1 2005.

Interest receivable
Interest receivable increased to £1.7 million in Q1 2006 compared to £1.0 million in Q1 2005, due to higher average cash balances.

Earnings and taxation
Income before income tax in Q1 2006 was £16.1 million compared to £12.5 million in Q1 2005. Normalised income before income tax in Q1 2006 was £24.7 million(5.5) compared to £18.9 million(5.7) in Q1 2005. The group’s effective tax rate under US GAAP in Q1 2006 was 25.7% reflecting the availability of research and development tax credits and taking into account the benefits arising from the structuring of the Artisan acquisition.

First quarter fully diluted earnings per share prepared under US GAAP were 0.8 pence (4.4 cents per ADS****) compared to earnings per share of 0.6 pence (3.6 cents per ADS****) in Q1 2005. Normalised earnings per fully diluted share in Q1 2006 were 1.27 pence(5.15) per share (6.6 cents per ADS****) compared to 0.95 pence(5.17) (5.4 cents per ADS****) in Q1 2005.

Balance sheet and cash flow
Intangible assets at 31 March 2006 were £448.6 million, comprising goodwill of £381.7 million and other intangible assets of £66.9 million, compared to £385.6 million and £72.3 million respectively at 31 December 2005. Goodwill is no longer amortised under US GAAP, but is subject to review for impairment on at least an annual basis. The intangible assets from acquisition are being amortised through the profit and loss account over a weighted average period of five years.

Accounts receivable increased to £61.0 million at 31 March 2006 from £55.5 million at 31 December 2005. The allowance against receivables was £2.5 million at 31 March 2006 compared to £2.2 million at 31 December 2005. Deferred revenues were £25.2 million at 31 March 2006 compared to £20.4 million at 31 December 2005.

After net cash generation of £17.3 million(5.11) in Q1 2006, total cash, cash equivalents, short-term investments and marketable securities amounted to £182.3 million(5.9) at 31 March 2006.

Share buyback program
In Q1 2006, the Company purchased 5,150,000 shares at a total cost of £7.0 million. It is anticipated that the buyback program will resume after the announcement of these results.

Operating review

Backlog
At the end of Q1 2006, group order backlog was flat sequentially with the PIPD portion of the backlog up again on the record level reported at the end of last quarter. Due to licensing activity early in Q2, including an additional license being signed for the Cortex-A8 product, group order backlog is now higher than at the beginning of the year. Whilst a small proportion of the revenue from the Cortex-A8 processor license will be recognisable in Q2, the majority will be recognised in future quarters.

PD licensing
15 licenses for microprocessors were signed in Q1 2006 bringing the total cumulative number of licenses signed to 413. The mix of licenses signed in the quarter demonstrated a healthy demand for our technologies across the portfolio of processor cores, from the ARM7™ family to our latest technology, the Cortex family. Of the 15 licenses, five new partners took one license each: one per-use license for the ARM7TDMI® processor, two per-use licenses for the ARM946E-STM processor and two licenses for the ARM926EJ-STM processor.

The remaining 10 licenses were signed with 8 of our existing partners, comprising four upgrade licenses and six derivative licenses. The four upgrade licenses comprised one per-use license for the ARM922TTM , one term license for the ARM968E-STM processor, one license for the ARM1176JZ(F)-STM processor, and one term license for our latest Cortex technology, code named “Serval-E”. The six derivative licenses consisted of one per-use license for the ARM7TDMI processor, one license for the ARM7TDMI-STM processor, two term licenses for the ARM926EJ-S processor, one license for the ARM11TM MPCoreTM processor and one license for the ARM1176JZ(F)-S processor.

During the quarter, two significant announcements were made by ARM partners introducing new lines of products based on our Cortex family of processors. Firstly, at 3GSM, Texas Instruments introduced their OMAP™ 3 line of application processors that incorporate the Cortex-A8 processor (Texas Instruments New OMAP™ 3 Architecture Will Spark Development of a New Class of Mobile Phone, 14 Feb 2006). This represents the first announced product to use the Cortex-A8 processor. It is expected to sample before the end of the year with volume production commencing in 2007. Secondly, Luminary Micro’s announcement of their StellarisTM family of 32-bit microcontrollers (Luminary Micro Announces 32-bit Microcontrollers for $1 - First to Launch Products Based on the ARM Cortex-M3 Processor, 27 Mar 2006), represents the first product to be announced using the Cortex-M3 processor. Products within the Stellaris family are available today and address the needs of low cost embedded applications migrating to 32-bit technology.

PD royalties
ARM partners shipped 572 million units in Q4 2005 (we report royalties one quarter in arrears), up 47% on the comparable period last year. Of those unit shipments, 35% related to units based on ARM9™ family technology and 2% related to products based on the SecurCoreTM family of processors. Shipments of ARM926 processor-based product accounted for 9% of total shipments. By the end of Q4 2005 more than 2 million ARM11-based products had been shipped, representing the newest ARM technology to ship in any meaningful volume. Shipments of ARM11 family-based products are expected to increase gradually throughout 2006. One new partner commenced shipping ARM technology-based products in Q4 2005 bringing the total number of shippers to 69.

The mobile and non-mobile segments accounted for 63% and 37% of total shipments respectively in Q1 2006, compared to 67% and 33% in Q1 2005. Non-mobile growth of 68% versus the same period in 2005 continues to outpace the growth of mobile shipments due primarily to increased shipments of applications such as hard disk drives, home networking devices, printers, smartcards and microcontrollers. The average royalty rate (“ARR”) of 7.2 cents was marginally down on the 7.3 cents reported in Q4 2005 due to strong growth in certain lower cost product categories including low cost mobile handsets and Bluetooth products as well as smartcards and microcontrollers.

PIPD licensing
In Q1, ARM signed a further nine licenses for Physical IP bringing the total number of licenses to 219. Of the nine licenses, three were for platform licenses to two foundries consisting of a 130nm Classic Platform and a long-term technology agreement for physical IP on the leading edge 65nm and 45nm processes with Taiwan Semiconductor Manufacturing Company (TSMC). This represents a significant milestone, being the first announcement of a foundry planning to offer ARM Physical IP for the 45nm processor node. It also serves to enhance the long term commercial relationship between ARM and TSMC. This brings the total number of physical IP platforms licensed to foundries and IDMs to 70.

The remaining six licenses were end-user licenses consisting of one 250nm Classic memory compiler, one 180nm Metro™ cell library, two 130nm Metro™ cell libraries and two 90nm Velocity high speed PHYs. This brings the total number of end-user licensees for these technologies to 149.

PIPD royalties
Record underlying royalties of £4.5 million (approximately $7.8 million) were up 22% sequentially (Q4 2005: £3.7m) . This further sequential growth in underlying royalty revenues results both from the strengthening trend in wafer pricing and capacity in Q4 2005 and the growing number of designs being manufactured by our foundry partners.

Development Systems
In Q1 2006, we introduced the first synergistic product combining the technology acquired with Keil in Q4 2005 with our existing tools technology. The ARM RealView® Microcontroller Development Kit (RVMDK) was launched to facilitate the migration of microcontroller development from 8-bit to ARM technology-based 32-bit microcontrollers. In the quarter, there were approximately 10,000 downloads of the free trial version of the product, giving us confidence that incremental sales will accrue in future quarters.

Further, at the end of Q1, we introduced the next generation of our market-leading tools technology, the ARM RealView Development Suite version 3.0 for end-to-end pre-silicon development. Version 3.0 incorporates many enhancements which we expect to serve as a catalyst for both existing ARM customers to upgrade their ARM development tools and for new customers to engage with ARM. We have also seen increasing traction for our

Electronic System Level (“ESL”) design tools illustrated by the announcement in Q1 that Renesas has adopted ARM ESL tools for system-on-chip (“SoC”) development.

People
At 31 March 2006 we had 1,371 full time employees compared to 1,324 at the end of 2005. Of the net increase in headcount of 47 in Q1, 20 occurred in our Bangalore Design Centre. At 31 March 2006, the group had 588 employees based in the UK, 499 in the US, 101 in Continental Europe, 136 in India and 47 in the Asia Pacific Region.

Legal matters
In May 2002, Nazomi Communications, Inc. (“Nazomi”) filed suit against ARM alleging willful infringement of Nazomi’s US Patent No. 6,332,215. ARM answered Nazomi’s complaint in July 2002 denying infringement. ARM moved for summary judgment and a ruling that the technology does not infringe Nazomi’s patent. The United States District Court for the Northern District of California granted ARM’s motion, and Nazomi appealed the District Court’s ruling. On 7 September 2004, the Court of Appeals for the Federal Circuit heard the appeal and issued its decision on 11 April 2005. Because, in the opinion of the Court of Appeals for the Federal Circuit, the District Court did not construe the disputed claim term in sufficient detail for appellate review, the Court of Appeals for the Federal Circuit remanded the dispute back to the District Court for further analysis. A supplementary “Markman” hearing was held on 11 October 2005 and we are presently awaiting the ruling of the District Court. Based on legal advice received to date, ARM has no cause to believe that the effect of the original ruling by the District Court will not be upheld.

Download ARM Holdings plc Q1 2006 Results Tables (34Kb )

Note
The results shown for Q1 2006, Q4 2005, and Q1 2005 are unaudited. The results shown for FY 2005 are audited. The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section240 (3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2005, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act, are available on ARM’s website at www.arm.com and are in the process of being filed with the Registrar of Companies.

The results for ARM for Q1 2006 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the US GAAP financial statements in the Statutory accounts of the company for the fiscal year ended 31 December 2005 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2004.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realise the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2004 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com/

ARM, ARM Powered, RealView, SecurCore, TrustZone, Keil and ARM7TDMI are registered trademarks of ARM Limited. ARM7, ARM7TDMI-S, ARM9, ARM922T, ARM926E-S,, ARM946E-S, ARM11, ARM1176JZ-S, Cortex and MPCore are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. ARM refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM Inc., ARM Physical IP Inc., Axys Design Automation Inc., Axys GmbH, ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS, ARM Consulting (Shanghai) Co. Ltd., ARM Belgium NV., ARM Embedded Technologies Pvt. Ltd. and Keil Elektronik GmbH.

Item 5

24 April 2006

Chip Industry’s Top Manufacturers License ARM Debug And Trace Technology

ARM CoreSight Design Kits are available for complete mobile, automotive and consumer system-on-chip designs

CAMBRIDGE, UK – April 24, 2006 - ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced that more than ten industry-leading semiconductor companies including Broadcom Corporation, Royal Philips Electronics and Samsung are integrating ARM® CoreSight™ debug and trace capabilities into their future chip designs. Developed as the most comprehensive debug and trace IP solution for complete system-on-chip (SoC) designs, CoreSight technology provides system-wide visibility through the smallest port, significantly reducing time-to-market for developers of complex mobile, automotive and consumer devices and applications.

CoreSight Design Kits have been created to meet the needs of embedded developers and silicon manufacturers, providing wide system visibility with minimal overhead to reduce processor costs. The CoreSight technology builds on the ARM Embedded Trace Macrocell™ (ETM) real-time trace module, which is capable of instruction and data tracing inside a core and adds a wider range of functionality and systems including the tracing of multiple ARM processors, third party cores, complex peripherals and buses.

“The flexibility of the CoreSight technology enables us to provide a cost-effective high-performance debug solution with a number of advanced features including multi-source tracing,” said John Lenell, engineering director, Broadcom Corporation. “With CoreSight technology we can offer a comprehensive debug solution supported by industry standard tools enabling our customers to reduce product development time."

“The CoreSight technology allows us to provide our customers with comprehensive debug and trace capabilities for both ARM and our own DSP cores within complex multi-core SoCs,” said Marc Corthout, general manager, Chief Technology Office Design IP Group, Philips Semiconductors. “The visibility provided by CoreSight helps us and our customers to get higher quality products to market quicker.”

CoreSight Design Kits include the ability to debug and trace multiple, heterogeneous cores and the ability to examine hidden system buses. New CoreSight ETMs with higher data compression can also support higher operating frequency cores. CoreSight technology, together with the ARM RealView® Development Suite of tools, provides developers with a standard, integrated tool interface solution from a single supplier. Features recently added to the CoreSight Design Kits include: Serial Wire Debug, a minimal 2-pin debug connection; and Serial Wire Viewer, a single pin output port for instrumentation trace, to further save valuable chip, package and printed circuit board (PCB) real estate.

“Chips containing our CoreSight technology offer software developers much more visibility to debug their product, which directly helps our Partners maintain their competitive edge and meet demanding time-to-market requirements,” said William Orme, Debug and Trace IP product manager, ARM. “As with our ETM technology, CoreSight technology sets the standard for SoC debug around which semiconductors manufacturers and tools vendors can achieve true interoperability.”

Availability
CoreSight Design Kits for the ARM9E™, ARM11™ and Cortex™ families of processors are available today.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

ENDS

ARM and RealView are registered trademarks of ARM Limited. ARM9E, ARM11, CoreSight, Cortex and Embedded Trace Macrocell are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea

Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Michelle Spencer
Text 100	ARM
+ 1 415 593 8457	+ 44 1628 427780
naarm@text100.com	michelle.spencer@arm.com

Item 6

25 April 2006

ARM Software Delivers Unparalleled 3D Graphics And Java Acceleration For LG Feature Phones

Mobile 3D graphics engine and Java software delivers high performance with low power

CAMBRIDGE, UK – April 25, 2006 – ARM, [(LSE:ARM); (Nasdaq:ARMHY)], today announced that LG Electronics, Inc. (KSE: 06657.KS), a pioneer in multimedia convergence technology, has licensed the ARM® Swerve Client and Jazelle® JTEK™ software for integration into its next-generation ARM Powered® feature phones. Delivering high-performance 3D graphics; fast, low-cost deployment; and multitasking Java capability; the software enables a complete gaming experience on ARM processor-based mobile devices.

ARM Swerve Client software, delivers industry-leading performance and enables the provision of compelling multimedia, 3D Java applications. ARM’s Jazelle JTEK software, a powerful Java accelerator, delivers superior performance with fast start-up, quick response to user actions and increased battery life. With the combined ARM software solutions, handset manufacturers can deliver a richer mobile experience, incorporating striking 3D graphics and outstanding Java performance to their users.

“Swerve Client and Jazelle JTEK software sets the market benchmark for ease of integration, reduced handset development time and lower costs,” said Lance Howarth, general manager of Embedded Software, ARM. “ARM software products, have become the preferred solutions among market-leading companies such as BenQ Mobile, LG Electronics, Motorola, NTT Docomo and Samsung. Swerve Client and Jazelle JTEK software offer a time-to-market advantage with low memory and power requirements, creating a solution matched with superior mobile content produced by the leading mobile content publishers around the world.”

Swerve Client software integrates seamlessly into a phone’s Java Virtual Machine and is written in optimized ARM code specifically targeted at handsets, taking advantage of 3D hardware acceleration where available to deliver superior 3D performance. Jazelle JTEK software utilizes the Jazelle DBX acceleration hardware built into ARM processors including the ARM926EJ-S™ processor, which powers many of the most popular feature phones and smart phones available today.

The first LG Electronics handset to use the ARM software combination became available in March 2006.

About LG Electronics, Inc.
LG Electronics Inc., (KSE:06657.KS) is the leader in consumer electronics and mobile communications. The company has more than 72,000 employees working in 77 subsidiaries and marketing units around the world. LG Electronics is the world’s largest producer of CDMA handsets, residential air conditioners, optical storage devices and home theater system. With total revenue of more than USD 35 billion (consolidated USD 45 billion), LG Electronics is comprised of four business units: Mobile Communications, Digital Appliance, Digital Display and Digital Media.

LG Electronics Mobile Communication Company is the world’s leading manufacturer of UMTS (WCDMA), CDMA and GSM handsets, which have been designed to improve the value of customer life. With a total range of wired and wireless solutions, the company is rapidly establishing a global presence and growing its international market share in 3G handsets. For more information please visit www.lge.com

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM Powered and Jazelle are registered trademarks of ARM Limited. ARM926EJ-S and JTEK are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley	Michelle Spencer
Text 100	ARM
+ 44 208 846 0740	+ 44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com